UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
February 22, 2008
Commission File No. 000-26860
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑      Form 40-F ☐
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___)
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___)
     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐        No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Stuart MacKenzie
Name	Stuart MacKenzie
Title:	Group Secretary & General Counsel

Date:	February 22, 2008

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea 22 February 2008 FINANCIAL RESULTS FOR YEAR ENDED 31 DECEMBER 2007

(This release should be read in conjunction with the Fourth Quarter Production Report released on 30 January, 2008. Dollar figures refer to US dollars. Unless otherwise stated, percentage changes refer to the 12 months to December, 2007, compared with the 12 months to December, 2006.)
Financial Performance
•	Operating profit before tax of $195.9 million, up 25% from $156.2 million in the prior year.

•	Net loss of $24.1 million following one-off charges associated with the financial restructuring of the company completed in the first half of the year.

•	Operating cash flow of $106.5 million compared to $60.6 million in the prior year.

•	Revenues of $498.4 million, up 29% from $386.0 million in the prior year.

•	Total cash costs were $305/oz for the year, compared with $297/oz for the 12 months to December 2006.
Outlook
•	Production for 2008 to increase to between 740,000-820,000 ounces, including approximately 40,000-50,000 oz from Ballarat.

•	Total cash costs per ounce for the full year expected to be less than $350/oz.

•	Solid improvement in full year earnings.
Financial Results for year ended 31 December 2007   Page 1 of 14

Revenues for the year rose by 29% to a record $498.4 million
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
MANAGING DIRECTOR’S REVIEW
Record gold production and higher realised gold prices have enabled Lihir Gold Ltd (LGL) to report a 25% increase in operating profit before tax to $195.9 million for the year to 31 December 2007.
The result reflects an improvement in underlying operating performance, with mining tonnages and process plant throughputs running at record levels.
During the year a major financial restructuring of the company was successfully completed through an A$1.2 billion ($989 million) capital raising, providing funds for a variety of purposes, including the close-out of the company’s hedge book and the early repayment of a 480,000 oz gold loan. These transactions leave LGL in a strong financial position and fully leveraged to increases in the gold price.
The restructuring led to a number of one-off costs in the year, in particular a $117.9 million pre-tax charge associated with the early repayment of the gold loan. These contributed to a reduction in the bottom line result to a net loss of $24.1 million.
Production and Financial Results Overview
Gold production for the full year was a record 701,091 ounces, 8% higher than 2006, with production benefiting from strong operational performance and improved efficiency.
Material movements totalled a record 58.3 million tonnes for the year. Gold grade into the autoclaves improved from 5.14 grams per tonne to 5.51 with approximately 0.26 grams per tonnes attributable to the operation of the flotation plant in the second half of the year. Autoclave throughput was a record, at 4.6 million tonnes, and averaged 198 tonnes per operating hour for the year — with an all time high monthly rate of 220 tonnes per operating hour in August.
The key features of the financial results were as follows:
•	Revenues for the year rose by 29% to a record $498.4 million, driven by a combination of higher production (12%) and a higher gold price (17%). Gold sales included 1,089 ounces from Ballarat. The contribution of carbon credits added around $5 million to revenue.

•	Cost of sales, including depreciation and amortisation, totalled $261.3 million, up 24% on the previous year, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel.

•	Mine operating EBITDA improved strongly for the year, rising 35% to $287.5 million. After depreciation and amortisation, mine operating earnings before tax improved to $237.1 million, and after corporate expenses, exploration and project study costs, operating profit increased 25% to $195.9 million.

•	The early repayment of the gold loan in the period resulted in a one-off loss of $117.9 million before tax. When coupled with losses of $97.2 million on the now closed out gold hedge book, transaction costs and other income and expenses, this took the pre-tax result to a loss of $35.8 million. After tax the net result was a loss of $24.1 million.

•	Cash generated from operations for the year was $107 million, 75% higher than the prior year.

•	Capital expenditure totalled $207 million, including $149 million at Lihir Island and $58 million at Ballarat.
Financial Results for year ended 31 December 2007    Page 2 of 14

Total gold production is forecast to increase to between 740,000 and 820,000 ounces
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Outlook
LGL continues to make excellent progress. Total gold production in 2008 is forecast to increase to between 740,000 and 820,000 ounces, including 40,000-50,000 ounces from Ballarat, another record for the company. The increased production will mainly be due to the full year impact of the 2007 expansion of the process plant at Lihir and the start of commercial production at Ballarat in the fourth quarter.
For the full year, total material movements at Lihir Island are expected to be maintained at approximately 60 million tonnes and autoclave feed is expected to total around 5 million tonnes at grades of 5.0 to 5.3g/t.
Total cash costs for the group are expected to be less than $350 per ounce.
In 2008, the flotation expansion, with additional milling, will be in operation for the full 12 month period, as will the expanded 56MW geothermal power station, providing significant benefits.
Assuming stable gold prices and foreign exchange rates, I remain confident of reporting a solid improvement in operating cash flows and operating profit for 2008.
Looking forward, based on the improved operating performance of the process plant over the past 18 months combined with higher head grades, our medium term mine planning indicates higher production levels from Lihir in 2009.
The company is close to finalising a feasibility study to lift production from Lihir Island to more than 1 million ounces per year making LGL one of the largest and most efficient gold producers in the world. The results of the study are anticipated to be released in the coming days.
The next 12 months will be an exciting period for LGL and I look forward to reporting good progress in the development of these projects and lifting returns for shareholders.
/s/ Arthur Hood
Arthur Hood
Managing Director
Financial Results for year ended 31 December 2007      Page 3 of 14

Mine operating earnings up 35% to $237.1 million
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FINANCIAL STATEMENTS
Income Statement

		Half year	Half year		Half year	Half year	Change
	Full year	ended	ended	Full year	ended	ended	year on
	31 Dec 2007	31 Dec 2007	30 June 2007	31 Dec 2006	31 Dec 2006	30 June 2006	year
	US$m	US$m	US$m	US$m	US$m	US$m	%

Revenue
Gold sales	493.1	258.9	234.2	384.4	207.0	177.4	28
Other revenue	5.3	4.1	1.2	1.6	1.3	0.3	226

Total revenue	498.4	263.0	235.4	386.0	208.3	177.7	29
Cost of sales
Operating costs	(305.4)	(165.5)	(139.8)	(238.5)	(127.3)	(111.2)	28
Royalties, levies & production taxes	(13.2)	(7.4)	(5.8)	(9.4)	(3.9)	(5.5)	41
Refining costs	(0.5)	(0.2)	(0.3)	(0.3)	(0.1)	(0.2)	69
Deferred mining costs	70.0	42.7	27.3	56.3	18.1	38.2	24
Changes in inventories	41.2	11.8	29.4	19.4	28.7	(9.3)	112
Foreign exchange loss	(3.0)	3.0	(6.0)	(1.2)	(1.8)	0.6	149

Total cost of sales	(210.9)	(115.7)	(85.2)	(173.4)	(86.2)	(87.4)	22
Mine operating EBITDA	287.5	147.3	140.2	212.5	122.1	90.3	35
Depreciation & amortisation	(50.4)	(30.0)	(20.4)	(37.3)	(20.5)	(16.8)	35
Mine operating earnings	237.1	117.2	119.9	175.0	101.5	73.5	35
Corporate expense	(25.3)	(13.9)	(11.4)	(12.1)	(7.2)	(4.9)	108
Project studies	(7.5)	(6.2)	(1.3)	(0.8)	(0.8)	—
Exploration expense	(8.4)	(5.5)	(2.9)	(5.9)	(2.8)	(3.1)	42

Operating profit before other income /(expense)	195.9	91.6	104.3	156.2	90.7	65.5	25
Other income / (expense):
Hedging loss
Cash hedging loss	(21.4)	—	(21.4)	(61.2)	(40.2)	(21.0)	(65)
Non-cash hedging loss	(75.8)	(49.8)	(26.0)	(17.1)	(7.7)	(9.4)	342

Total hedging loss	(97.2)	(49.8)	(47.4)	(78.3)	(47.9)	(30.4)	24
Other expenses
Fixed asset disposal loss	(13.8)	(12.7)	(1.1)	—	(0.1)	0.1	n/a

Total other expenses	(13.8)	(12.7)	(1.1)	—	(0.1)	0.1	n/a
Financial income
Interest income	9.7	5.1	4.6	1.4	0.4	1.0	576
Gold lease rate fees	0.3	—	0.3	2.8	1.1	1.7	(87)
Other income	0.9	0.8	0.1	—	(0.1)	0.1	n/a

Total financial income	10.9	5.9	5.0	4.2	1.4	2.8	159
Financial expenses
Loss on repayment of gold loan	(117.9)	0.0	(117.9)	—	—	—	n/a
Interest expense on debt facilities	(4.8)	(0.0)	(4.8)	(1.5)	0.9	(2.4)	215
Foreign exchange loss	(5.8)	—	(5.8)	—	—	—	n/a
Other interest & financing	(3.1)	0.1	(3.2)	(4.7)	(4.4)	(0.3)	(35)

Total financial expenses	(131.6)	0.1	(131.7)	(6.2)	(3.5)	(2.7)	180

Profit / (loss) before tax	(35.8)	35.1	(70.9)	75.9	40.6	35.3	388
Income tax benefit / (expense)	11.7	(8.7)	20.4	(22.1)	(9.9)	(12.2)	(153)

Net profit / (loss) after tax	(24.1)	26.4	(50.5)	53.8	30.7	23.1	(145)
Note: For comparative purposes, the half year ended 30 June 2007 has been restated to reflect an accounting adjustment from the start of 2007 to attribute an additional proportion of mine site general and administration costs to stockpiled ore.
Financial Results for year ended 31 December 2007     Page 4 of 14

Sales revenue rose significantly during 2007 as a result of increased gold sales volume and realised gold price
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DISCUSSION AND ANALYSIS OF THE INCOME STATEMENT
Revenue
Sales revenue rose significantly during 2007 as a result of increased gold sales volume ($46 million), and realized gold price of $666/oz ($63 million). Gold sales include the sale of 1,089 pre-production ounces from Ballarat. The contribution of carbon credits added around $5 million to revenue. Cash and non-cash hedging losses are excluded from sales revenue.
Cost of sales
Cost of sales totalled $261 million, including depreciation and amortisation of $50 million, up 24% on the previous year, with the increase reflecting higher throughput, production and sales volumes, adverse exchange rate movements and increases in costs for labour, maintenance and fuel.
Higher gold production, commissioning of the flotation circuit and the additional geothermal power plant led to increased depreciation and amortization charges during 2007.
Corporate expenses
With the establishment of the corporate office, corporate expenses have increased. These also include certain transaction-related costs associated with the Ballarat merger and the capital raising.
Project studies
Project studies include the feasibility study for the evaluation of the Lihir Island plant expansion.
Exploration
Exploration expenditure of $8.4 million was 42% higher than the prior year primarily due to the exploration for geothermal steam expensed during the year and expenditure incurred around the Ballarat property.
Hedging loss
The cash hedging loss represents the cumulative difference between the spot price of gold and the price received from delivery of gold into hedge contracts. Following the close out of the hedge book in the first half of 2007 no further cash hedging losses will arise in future periods. In the first quarter of 2007, 66,500 gold ounces were delivered into hedges at an average price of $321/ oz resulting in a cash hedging loss of $21.4 million.
Although the hedge book was closed out during the year, hedge accounting requires hedge results to be brought to account at original designation dates. Accordingly $75.8 million of non-cash hedging losses were expensed during the year. Future periods will continue to report non-cash hedging losses in line with the original designation dates of the closed hedges.
Financial Results for year ended 31 December 2007     Page 5 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
The following table provides a summary of the non-cash hedging losses to be booked in future periods:

	Gross pre-tax		Net post-tax
	Non-cash hedging loss	Tax effect	Non-cash hedging loss
Designation Year	$m	$m	$m
2008	76.7	(23.0)	53.7
2009	102.3	(30.7)	71.6
2010	81.9	(24.6)	57.3
2011	44.2	(13.2)	31.0
2012	5.8	(1.7)	4.1
2013	6.0	(1.8)	4.2

	316.9	(95.0)	221.9

Hedging losses had previously been reported as negative revenue items, however they have been reclassified and excluded from the calculation of operating profit and are now reported as a separate component of profit to enable the user to focus on the operating performance of the Company.
Finance expenses
The early repayment of the gold loan during the year resulted in a one-off loss of $117.9 million before tax being the difference between the cost of repaying the loan and the original proceeds from that loan.
Financial Results for year ended 31 December 2007     Page 6 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Statement of Financial Position
Year ended 31 December 2007

	Consolidated Entity
	US$M
	2007	2006

CURRENT ASSETS
Cash and cash equivalents	174.2	47.0
Receivables	14.9	4.6
Inventories	102.8	75.3
Derivative financial instruments	—	0.3
Other asssets	2.3	5.5

Total current assets	294.2	132.7
NON-CURRENT ASSETS
Receivables	0.4	0.5
Inventories	169.1	141.7
Derivative financial instruments	—	2.4
Deferred mining costs	218.3	148.3
Property, plant and equipment	1,430.6	951.2
Intangible assets	98.4	—
Available for sale financial asset	2.5	33.0
Deferred income tax asset	92.1	86.2

Total non-current assets	2,011.4	1,363.3

TOTAL ASSETS	2,305.6	1,496.0
CURRENT LIABILITIES
Accounts payable	64.0	46.6
Provisions	13.5	6.4
Borrowings	0.3	62.5
Derivative financial instruments	—	61.5
Income tax payable	—	0.3

Total current liabilities	77.8	177.3
NON-CURRENT LIABILITIES
Provisions	15.2	14.2
Borrowings	0.7	218.6
Derivative financial instruments	—	274.0
Deferred income tax liability	50.8	—

Total non-current liabilities	66.7	506.8

TOTAL LIABILITIES	144.5	684.1

NET ASSETS	2,161.1	811.9
SHAREHOLDERS’ EQUITY
Share capital	2,319.7	1,027.1
Reserves	(170.0)	(250.7)
Retained earnings	11.4	35.5

TOTAL EQUITY	2,161.1	811.9
Financial Results for year ended 31 December 2007 Page 7 of 14

Proceeds from the capital raising were used to reduce borrowings by $280.1 million during the year
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DISCUSSION AND ANALYSIS OF THE BALANCE SHEET
The Consolidated Entity’s net assets and total shareholders equity increased during the year by 166% to $2.2 billion. This was mostly due to the 1 for 3 Entitlement Issue, which raised $989 million, and the merger with Ballarat.
Following the close out of the Company’s gold hedging positions, the balances of the asset and liability derivative accounts are now recorded at zero.
Proceeds from the capital raising were also used to repay borrowings of $280 million during the year.
This leaves the Company very conservatively geared and in a position to comfortably put new corporate borrowing facilities in place.
Financial Results for year ended 31 December 2007 Page 8 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Statement of Cash Flows

		Half year	Half year		Half year	Half year	Change
	Full year	ended	ended	Full year	ended	ended	year on
	31 Dec 2007	31 Dec 2007	30 June 2007	31 Dec 2006	31 Dec 2006	30 June 2006	year
	US$m	US$m	US$m	US$m	US$m	US$m	%

Cash flows from operating activities
Receipts from customers	472.4	261.6	210.8	329.3	170.4	158.9	43
Payments arising from suppliers & employees	(365.9)	(208.4)	(157.6)	(268.7)	(154.3)	(114.4)	36

Cash generated from operations	106.5	53.2	53.2	60.6	16.1	44.5	75
Interest and finance charges paid	(8.0)	0.0	(8.0)	(3.3)	(1.7)	(1.6)	143
Income taxes paid	—	—	—	—	—	—

Net cash generated from operating activities	98.5	53.2	45.2	57.3	14.4	42.9	72
Cash flows from investing activities
Interest received	9.7	5.1	4.6	1.4	0.4	1.0	576
Purchase of PPE	(206.7)	(98.6)	(108.1)	(170.8)	(81.3)	(89.5)	21
Payment for investments	(1.2)	(1.2)	—	(34.0)	(34.0)	—	(96)
Proceeds on disposal of PPE	—	—	—	0.1	(0.0)	0.1	(100)
Acquisition of subsidiary net of cash acquired	19.6	(0.4)	20.0	—	—	—	n/a

Net cash flow from investing activities	(178.6)	(95.1)	(83.5)	(203.3)	(114.9)	(88.4)	(12)
Cash flows from financing activities
Drawdown of secured debt	22.4	—	22.4	65.6	65.6	—	(65)
Repayment of secured debt	(88.2)	(0.2)	(88.0)	—	—	—	n/a
Repayment of gold loan	(333.4)	0.0	(333.4)	—	—	—	n/a
Proceeds of equity issue	989.0	0.0	989.0	—	—	—	n/a
Underwriting expenses	(11.6)	(0.4)	(11.2)	—	—	—	n/a
Purchase of gold to close out hedge book	(648.4)	0.0	(648.4)	—	—	—	n/a
Receipt on close out of hedge book	279.9	(0.1)	280.0	—	—	—	n/a
Payment for treasury shares	(1.3)	(1.3)	—	(0.4)	(0.4)	—	211

Net cash flow from financing activities	208.4	(2.0)	210.4	65.2	65.2	—	220
Net increase/(decrease) in cash and cash equivalents	128.3	(43.9)	172.1	(80.8)	(35.3)	(45.5)	280
Cash and cash equivalents at the beginning of year	47.0	219.1	47.0	127.8	82.3	127.8	(63.2)
Effects of exchange rates to changes in cash held	(1.1)	(1.1)	—	—	—	—	—

Cash and cash equivalents at end of period	174.2	174.2	219.1	47.0	47.0	82.3	271
Financial Results for year ended 31 December 2007 Page 9 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS
Cash generated from operations increased by $45.9 million due to increased sales revenue from increased sales volume and full exposure to the spot gold price following the close out of the hedge book. This was offset in part by increased operating costs and a buildup of stores inventory.
Net cash used in investing activities increased by $24.7 million as the Consolidated Entity invested in the development of the Ballarat operation and continued to expand the Lihir operation’s processing facilities. The merger with Ballarat increased the Consolidated Entity’s cash by a further $19.6 million.
Other Information
Lihir production data

		Full	Second	First	Full	Second	First	Change
		Year	Half	Half	Year	Half	Half	yoy
		2007	2007	2007	2006	2006	2006	%

Mining
High grade ore mined	kt	6,111	2,652	3,459	4,204	3,252	952	45%
Economic grade ore mined	kt	4,380	1,524	2,857	3,751	2,827	924	17%
Material moved	kt	58,260	27,778	30,482	56,150	31,372	24,778	4%

Processing
Ore milled	kt	4,816	2,565	2,252	4,344	2,392	1,952	11%
Autoclave feed	kt	4,586	2,269	2,317	4,395	2,443	1,952	4%
Autoclave grade	g Au/t	5.51	5.27	5.75	5.14	5.11	5.17	7%
Recovery	%	86.00	81.75	90.41	90.2	90.1	90.4	-5%
Gold poured	oz	700,211	324,481	375,730	650,811	353,573	297,238	8%
The major areas of capital expenditure during the year included:
•	Ballarat operation infrastructure and development expenditure of $58 million

•	Lihir flotation plant of $62 million

•	Lihir geothermal power plant of $17 million
These capital expenditures were financed through both operating cash flows and cash raised from financing activities.
The capital raising during the year increased cash from financing activities by $977.4 million (net). This was reduced substantially by the net repayment of debt of $399.2 million and net funds applied to the closeout of the hedge book.
Financial Results for year ended 31 December 2007 Page 10 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Lihir financial data

		Full	Second	First	Full	Second	First	Change
		Year	Half	Half	Year	Half	Half	yoy
		2007	2007	2007	2006	2006	2006	%

Revenue
Gold sold	oz	707,339	350,210	357,129	642,531	336,545	305,986	10%
Cash realised price[1]	$/oz	666	737	597	510	503	519	31%
Gross operating cash costs
Mining expenses	$m	133.3	70.9	62.3	106.3	106.3	46.3	25%
Processing expenses	$m	59.3	31.4	27.9	47.5	47.5	23.7	25%
Power generation costs	$m	28.6	14.7	14.0	26.5	26.5	12.2	8%
Site G&A, royalties, refining	$m	92.0	52.2	39.9	77.9	77.9	38.3	18%

Gross cash costs	$m	313.2	169.2	144.1	258.2	258.2	120.5	21%

Gross cash costs	$/oz	447	521	383	397	389	405	13%

Total cash costs[2]	$/oz	305	356	261	297	283	312	3%

Note 1:	Calculation of 2007 cash realised price per ounce includes deliveries into hedges in the first half. These hedge deliveries resulted in a cash hedging loss of $21.4 million.

Note 2:	Total cash costs per ounce have been favourably affected by an accounting adjustment during the second half of 2007 with effect from the start of the year whereby a higher proportion of site general and administrative costs are now included in the valuation of stockpiled ore. Prior reported costs have therefore been adjusted accordingly.
Financial Results for year ended 31 December 2007 Page 11 of 14

Geothermal power production increased during the final quarter, following installation of additional steam wells and the recommissioning of the 6MW station
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Costs
For the full year, total cash costs were $305 per ounce. This continues to put Lihir at the lower end of the cost curve in the industry. Cost increases were recorded in both mining and in processing, partly reflecting cost pressures being felt across the mining industry in fuel, labour and maintenance inputs. Diesel prices increased by 8% over the year, and diesel consumption increased 11%, leading to a 20% rise in total diesel costs. Adverse currency movements also contributed to the cost increases, as approximately 60% of expenses are in Australian dollars or PNG Kina.
Future production guidance
The following table sets out the expected production profiles for 2008 based on the current mine plan.

		2007A	2008E

Lihir

Material movements	Mt	58.2	~60
Ore Milled	Mt	4.8	~6
Autoclave feed	Mt	4.6	~5
Autoclave feed grade	g/t	5.5	5 - 5.3
Gold production	Kozs	700	700 - 770

Ballarat

Commercial production by year end	Kozs	1.1	40 - 50
The cost performance continued to benefit from access to low cost geothermal power. Geothermal power production increased during the final quarter, following installation of additional steam wells and the recommissioning of the 6MW station following its relocation. This additional power was able to meet the rise in power demand coming from the increased milling capacity installed as part of the flotation expansion.
Overall power generation costs increased approximately 8% during the year, due partly to higher heavy fuel oil prices, which rose by 4.5%, and despite a 2.6% reduction in HFO tonnages.
Financial Results for year ended 31 December 2007 Page 12 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
FURTHER INFORMATION
Contact for investor information:
Joe Dowling
GM Corporate Affairs
Tel: 07 3318 3308
Mobile: +61 421 587 755
Email: joe.dowling@LGLgold.com
Joel Forwood
Manager Investor Relations
Tel: 07 3318 3331
Mobile: +61 438 576 879
Email: joel.forwood@LGLgold.com
Web site: www.LGLgold.com
Shareholder enquiries:
Queries related to share registry matters should be directed to:
Computershare Investor Services
Level 19, 307 Queen Street
Brisbane, Queensland 4000
Tel: 1300 552 270 or +61 7 3237 2100
Fax:+61 7 3237 2152
Web site: www.computershare.com
Email: webqueries@computershare.com.au
ADR depositary:
The Bank of New York
Depositary Receipts Divison
101 Barclay St, 22nd Floor
New York, New York 10286 USA
Tel:+1 212 815 3700
Fax:+1 212 571 3050
Web site: www.adrbny.com
Principal office
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, 500 Queen Street
Brisbane, Queensland 4000
Australia
Stock exchange listings
Australian Stock Exchange (LGL)
NASDAQ National Market (LIHR)
Port Moresby Stock Exchange (LGL)
Toronto Stock Exchange (LGG)
Issued capital
The current ordinary issued capital of the company is 1,903,911,260 ordinary shares and 585,984
Treasury shares.
Directors
Ross Garnaut — Chairman
Arthur Hood — Managing Director
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Alister Maitland
Mike Etheridge
Group Secretary
Stuart MacKenzie
Financial Results for year ended 31 December 2007 Page 13 of 14

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of LGL, which may cause actual results to differ materially from those contained in this announcement. LGL can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
Competent Person
The information in this report that relates to Exploration Results, Mineral Resources and Exploration Potential is based on information compiled by Charles Carnie and Bradley Cox. Charles Carnie is an employee of Lihir Gold Ltd, is a member of the Australian Institute of Geoscientists and is a Competent Person under the definition of the 2004 JORC Code. Bradley Cox is an employee of Lihir Gold Ltd, is a member of The Australasian Institute of Mining and Metallurgy and is a Competent Person under the definition of the 2004 JORC Code. Both Mr Carnie and Mr Cox consent to the publication of this information in the form and content in which it appears. The term Mineral Resources are used in accordance with their definitions in the 2004 JORC Code, which is available at www.jorc.org.
Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 000-26860, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.
Financial Results for year ended 31 December 2007 Page 14 of 14